December 8, 2004

Via Facsimile (401) 847-1506 and U.S. Mail
James M. DeAngelis
Sr. Vice President & CFO
Commodore Applied Technologies, Inc.
150 East 58th Street, Suite 3238
New York, New York 10155

	Re:	Commodore Applied Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
   		File No. 1-11871

Dear Mr. DeAngelis:

      We have reviewed your filing and have the following comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

General
1. Disclose the number of record holders as of the most recent practical date. Please also tell us how the computation was made; in this regard we direct your attention to Phone Interp. M.30 of the 1997 Telephone Interpretations Manual that is available on our website (www.sec.gov).

2. Please clarify whether the preferred shareholders have any voting rights and, if so, describe.

3. Please revise the beneficial ownership table to reflect the number of shares beneficially owned by officers and directors as a group. It would also appear that the Shaar Group should be included in the beneficial ownership table as a 5% owner since, as described in the proxy statement, a change in control of the company may occur if the
Shaar Group exercises their conversion privileges on the Preferred
Stock.

4. Please provide the information required under Item 404 of Regulation S-K.

Proposal 1 - Election of Directors & Director Biographies
5. Please disclose whether the companies listed for each director nominee are public companies. If information about these companies is not publicly available, then briefly describe their operations.

Proposal 2
6. Please include the information required by Item 13 of Schedule
14A
and comply with Instruction 2 to Item 13 of Schedule 14A. Note that, since you are not S-3 eligible, this information may only be incorporated by reference if the required information is delivered to shareholders in accordance with Item 13(b) of Schedule 14A.

7. Please include a prominent special considerations section setting forth the negative features of the transaction, e.g., that it may force your equity holders to sell at a time not of their choosing and that the forced sale may be at a depressed market price.

8. Please explain why the board thinks this transaction is fair to the shareholders being forced out at a time and price not of their choosing. Please disclose why the board settled upon the proposed range for the reverse split.

9. You state that the board has discretionary authority to implement the reverse stock split and reserves the right, even after stockholder approval, to forego the transaction. Please discuss the factors and circumstances that the board will consider in determining whether to adopt the proposal.

10. Please disclose the factors the board will consider in determining when to effect the reverse split and whether the board has in fact determined the timing of the split.

11. Please disclose in a table, assuming the approval of Proposal
2
(for both a 1-for-10 and a 1-for-20 reverse stock split), the number of common shares that will be:
* issued and outstanding,
* authorized and reserved  for issuance, and
* authorized but unreserved.

12. We note your disclosure that you believe the low per share market price of your common stock is due to the overall weakness in the stock market. Please describe the other factors that are contributing to your low share price in light of the data in the stock performance graph that shows an improvement in the stock market

13. Please be more specific about the policies and practices that discourage broker-dealers from dealing with low-priced stocks, if you are referring to the penny stock restrictions, then so state and provide a brief description of those restrictions.

14. In light of your current share price, please disclose whether your stock will likely be classified as penny stock following a reverse split.

What is the Effect on Fractional Shares?
15. In the example in the second paragraph of this section you state that stockholders with fewer than four shares will be cashed out in a
1-for-10 reverse split. However, it would appear that holders with fewer than ten shares would be cashed out. Please advise.

What is the Effect of the Reverse Stock Split on the Series E and F
Convertible Preferred Stock?
16. You disclose under the section related to potential disadvantages to the transaction that the reverse stock split may not increase the price of your common stock. However, in these sections you disclose that there is no effect on the conversion of the Preferred Shares. Please disclose that if the share price does not increase, the Series
E and F Convertible Preferred Stock will convert into a larger percentage of the outstanding shares and the effect on the company and its shareholders.

Proposal 3
17. Please provide the accounting fees billed for each of the last two fiscal years.

Securities Authorized for Issuance under Equity Compensation Plans
18. Please provide a description of the material features of the plans that have not been approved by security holders.

Ten Year Option Repricings
19. Please include the new exercise price in the table.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct questions to Brigitte Lippmann at (202) 942-
0755
or Chris Edwards at (202) 942-2842. In this regard, please do not hesitate to contact the undersigned at (202) 942-1950.

Sincerely,



Pamela A. Long
Assistant Director

??

??

??

??

James M. DeAngelis
Commodore Applied Technologies, Inc.
December 8, 2004
Page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE